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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          NRG GENERATING (U.S.) INC.
                   ----------------------------------------
                               (Name of Issuer)
                    Common Stock, par value $.01 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  628950 10 7
                   ----------------------------------------
                                (CUSIP number)
                      Vice President and General Counsel
                               NRG Energy, Inc.
                         1221 Nicollet Mall, Suite 700
                            Minneapolis, MN  55403
                                (612) 373-5300
                   ----------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                April 30, 1996
                   ----------------------------------------
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     /*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 Pages)
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CUSIP NO.  628950 10 7                 13D             PAGE     2   OF   6 PAGES
- ------------------------                               -------------------------


1       NAME OF REPORTING PERSONS
        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        NRG Energy, Inc.        I.R.S. Identification No. 41-1724239
- --------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                    (b) [_]
3       SEC USE ONLY
- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) [_]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- --------------------------------------------------------------------------------

 NUMBER OF        7   SOLE VOTING POWER
  SHARES              2,710,357
                  --------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY            0
                  --------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
 REPORTING            2,710,357
                  --------------------------------------------------------------
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,710,357
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        41.86%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
- --------------------------------------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of NRG Generating (U.S.) Inc., a Delaware corporation (the "Company"), formerly named O'Brien Environmental Energy, Inc. ("O'Brien"). The principal executive offices of the Company are located at 1221 Nicollet Mall, Suite 700, Minneapolis, MN 55403.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by NRG Energy, Inc., a Delaware corporation, with its principal place of business at 1221 Nicollet Mall, Suite 700, Minneapolis, MN 55403 ("NRG"). NRG is an independent power company whose principal business is the acquisition, development and operation of, and ownership of interests in, independent power and cogeneration facilities worldwide. NRG is a wholly owned subsidiary of Northern States Power Company ("NSP").

         The directors and executive officers of NRG include David H. Peterson, Chairman, President and Chief Executive Officer, Douglas D. Antony, Director, Gary R. Johnson, Director, Edward J. McIntyre, Director, Julie A. Jorgensen, Vice President and General Counsel, Craig A. Mataczynski, Vice President, U.S. Business Development, Robert McClenachan, Vice President, International Business Development, Louise T. Routhe, Vice President, Human Resources and Administration, Ronald J. Will, Vice President, Operations and Engineering, Carl
A. Carreca, Vice President and Executive Advisor, Michael J. Young, Corporate Secretary, Valorie A. Knudsen, Vice President, Finance and Controller, and Lee
R. Carlson, Treasurer.

         The directors of NSP include H. Lyman Bretting, David A. Christensen,
W. John Driscoll, Dale L. Haakensted, James J. Howard, Chairman, Allen F. Jacobson, Richard M. Kovacevich, Douglas W. Leatherdale, John E. Pearson, G.M. Pieschel, Dr. Margaret R. Preska and A. Patricia Sampson. The executive officers of NSP include James J. Howard, President and Chief Executive Officer, Douglas D. Antonty, Vice President - NSP Generation, Arland D. Brusven, Vice President - Finance and Treasurer, Gary R. Johnson, Vice President, General Counsel and Corporate Secretary, Cynthia L. Lesher, Vice President - Human Resources, Edward J. McIntyre, Vice President and Chief Financial Officer, Thomas A. Micheletti, Vice President - Public and Government Affairs, Roger D. Sandeen, Vice President, Chief Information Officer and Controller, Loren L. Taylor, Vice President - NSP Electric, Edward L. Watzl, Vice President - Nuclear Generation and Keith H. Wietecki, Vice President - NSP Gas.

         All the directors and executive officers of NRG and NSP are collectively referred to as the "Related Persons."

         Neither NRG nor any of the Related Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither NRG nor any of the Related Persons has, during the last five years, been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                  Page 3 of 6
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         NRG acquired its 41.86% interest in the Company pursuant to the Composite Fourth Amended and Restated Plan of Reorganization for O'Brien (the "Plan"), confirmed by order of the United States Bankruptcy Court for the District of New Jersey under Chapter 11 of the United States Bankruptcy Code on February 22, 1996. A copy of the Plan is attached hereto as Exhibit 1. Pursuant to the Plan, NRG has made approximately $107,318,062 available to the various holders of claims against and equity interests in O'Brien, $71,240,000 of which funds NRG loaned to the Company (the "Cash Purchase Price"). Approximately $28,678,062 of the Cash Purchase Price is allocable to the purchase of 41.86% of the Common Stock of the Company by NRG, $20,178,062 of which was paid directly to the Company as part of the Cash Purchase Price, and $7,500,000 of which was paid to the existing stockholders of O'Brien in respect of 15.845% of their shares of O'Brien's common stock (the "Old Common Stock"). The source of the above-referenced funds was NRG's working capital.


ITEM 4.  PURPOSE OF TRANSACTION

         NRG acquired the shares of Common Stock reported hereby pursuant to the Plan, and pursuant to the Amended and Restated Stock Purchase and Reorganization Agreement dated as of January 31, 1996 (the "Purchase Agreement"). A copy of the Purchase Agreements is attached hereto as Exhibit 2.

         NRG intends to review its investment in the Company on a continuing basis and may, at any time, consistent with NRG's obligations under the federal securities laws, determine to increase or decrease its ownership of shares of Common Stock through purchases or sales of shares of Common Stock in the open market or in privately-negotiated transactions. NRG's review of its investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to NRG regarding its investment in the Company. At this time, NRG has no plans to purchase shares of Common Stock in the open market or in privately negotiated transactions.

         The Plan and the Purchase Agreement provide for seven directors of the Company. Pursuant to the Purchase Agreement, NRG has the right to appoint four of such seven directors. On April 30, 1996, the effective date of the Plan (the "Effective Date"), NRG chose to reserve its right to appoint one of such four directors until a later date. NRG expects to appoint a seventh director of the Company within the next several months.

         O'Brien's Old Common Stock was traded on the American Stock Exchange (the "AMEX") until September, 1994, when the stock was delisted from the AMEX. The Company's Common Stock is currently trading on the Nasdaq's OTC Bulletin Board.

         Except as set forth above, NRG has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of

                                  Page 4 of 6
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the Company by any person; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;
(vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (viii) any action similar to any of those described above. However, NRG retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of April 30, 1996, NRG directly beneficially owned, and had the sole power to vote, 2,710,357 shares of Common Stock of the Company, which represented 41.86% of the outstanding shares of Common Stock of the Company.

         Pursuant to the Plan, the holders of the Old Common Stock of O'Brien (the "Old Equity Holders") are entitled to receive a pro rata share of 3,764,457 shares, or 58.14% of the Common Stock of the Company in exchange for their shares of Old Common Stock. The Old Equity Holders of record on the Effective Date received a letter of transmittal from the stock transfer agent for the Old Common Stock. The Old Equity Holders who validly surrender their certificates of Old Common Stock, accompanied by an executed letter of transmittal, will receive approximately .22 shares of the Company's Common Stock in exchange for each share of Old Common Stock. As a co-proponent of the Plan, the Official Committee of Equity Security Holders had the right to appoint one director of the Company. In addition, the holders of O'Brien's Old Common Stock who are members of the Official Committee of Equity Security Holders had the right to appoint a second director of the Company jointly with Wexford Management Corp.

         Except as disclosed above, NRG has not effected any transaction involving shares of Common Stock of the Company during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of NRG, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between NRG and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Company (other than standard default and similar provisions contained in loan agreements).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 --Composite Fourth Amended and Restated Plan of Reorganization for O'Brien Environmental Energy, Inc., proposed by O'Brien Environmental Energy, Inc., the Official Committee of Equity Security Holders, Wexford Management Corp. and NRG Energy, Inc.

         Exhibit 2--Amended and Restated Stock Purchase Agreement and Reorganization Agreement, dated as of January 31, 1996, between NRG Energy, Inc. and O'Brien Environmental Energy, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NRG ENERGY, INC.


Dated: May 10,1996

                                        /s/ Michael J. Young
                                        --------------------

                                        Name: Michael J. Young
                                        Title: Secretary

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